Vistana Signature Experiences, Inc.

9002 San Marco Court

Orlando, Florida 32819

February 12, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jennifer Gowetski, Special Counsel

Re:     Vistana Signature Experiences, Inc.

Withdrawal of Registration Statement on Form 10-12G

Filed on December 16, 2015 and amended on January 26, 2016

File No. 000-55548

Ladies and Gentleman:

On behalf of Vistana Signature Experiences, Inc. (the “Company”), we hereby request that the Registration Statement on Form 10-12G, together with all exhibits thereto (File No. 000-55548), originally filed with the Securities and Exchange Commission (the “Commission”) on December 16, 2015, and subsequently amended on January 26, 2016 (as amended, the “Registration Statement”), be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because it is in the process of responding to comments made by the staff of the Division of Corporation Finance (the “Staff”) in the Staff’s letter dated February 9, 2016. In the absence of this withdrawal application, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, the Registration Statement would automatically become effective on February 16, 2016. Following the withdrawal, the Company intends to file a replacement Registration Statement on Form 10-12G with the Commission that is responsive to the Staff’s comments.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of such order to Jason Licht of Latham & Watkins LLP, via email at jason.licht@lw.com or via facsimile at (202) 637-2201.

Should you have any questions regarding this request for withdrawal, please contact Jason Licht of Latham & Watkins LLP by telephone at (202) 637-2258.

Very truly yours,

/s/ Stephen G. Williams
Stephen G. Williams
Chief Operating Officer
Vistana Signature Experiences, Inc.

cc:                 Via Email

Barbara E. Overton, Vistana Signature Experiences, Inc.

Kristen Prohl, Starwood Hotels & Resorts Worldwide, Inc.

Jason Cohen, Starwood Hotels & Resorts Worldwide, Inc.

Jason M. Licht, Latham & Watkins LLP